

1501531159

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

Office of the Clerk

January 19, 2015

JUSTIN AYARS
1342 FLYNN ROAD
RICHMOND, VA 23225

RECEIPT

RE: Unite Virginia, LLC

ID: S5412756

DCN: 15-01-19-6051

Dear Customer:

This is your receipt for $100.00 to cover the fee(s) for filing articles of organization for a limited liability company with this office.

The effective date of the filing is January 19, 2015.

If you have any questions, please call (804) 371-9733 or toll-free in Virginia, (866) 722-2551.

Sincerely,

Joel H. Peck

Joel H. Peck
Clerk of the Commission

RECEIPTLC
LLNCD
CISECOM

P.O. Box 1197, Richmond, VA 23218-1197
Tyler Building, First Floor, 1300 East Main Street, Richmond, VA 23219-3630
Clerk's Office (804) 371-9733 or (866) 722-2551 (toll-free in Virginia) www.scc.virginia.gov/clk
Telecommunications Device for the Deaf-TDD/Voice: (804) 371-9206

1501531159

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

AT RICHMOND, JANUARY 19, 2015

The State Corporation Commission has found the accompanying articles submitted on behalf of

Unite Virginia, LLC

to comply with the requirements of law, and confirms payment of all required fees. Therefore, it is ORDERED that this

CERTIFICATE OF ORGANIZATION

be issued and admitted to record with the articles of organization in the Office of the Clerk of the Commission, effective January 19, 2015.

STATE CORPORATION COMMISSION

By [signature]

Judith Williams Jagdmann
Commissioner

DLLCACPT
CISECOM
15-01-19-6051

ARTICLES OF ORGANIZATION
OF
UNITE VIRGINIA, LLC

The undersigned, pursuant to Chapter 12 of Title 13.1 of the Code of Virginia, states as follows:

1.   The name of the limited liability company is Unite Virginia, LLC.

2.   The purpose for which the limited liability company is formed is to engage in any lawful business, purpose or activity for which a limited liability company may be formed under the Virginia Limited Liability Company Act.

3.   The name of the limited liability company's initial registered agent is Justin Ayars. The initial registered agent is an individual who is a resident of Virginia and a member or manager of the limited liability company.

4.   The address of the limited liability company's initial registered office, which is identical to the business office of the initial registered agent, is 1342 Flynn Road, Richmond, VA 23225. The initial registered office is located in Richmond City, Virginia.

5.   The address of the limited liability company's principal office where the records of the limited liability company are to be kept is 1342 Flynn Road, Richmond, VA 23225.

ORGANIZER:

/s/   Justin Ayars   Date: January 19, 2015
       Justin Ayars



1711050363

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

Office of the Clerk

November 13, 2017

JUSTIN AYARS
1342 FLYNN ROAD
RICHMOND, VA 23225

RECEIPT

RE: Q Media, LLC

ID: S541275 - 6

DCN: 17-11-01-0220

Dear Customer:

This receipt acknowledges payment of $25.00 to cover the fee for filing articles of amendment for a limited liability company with this office.

Note: Prior to the effective date of this filing, the name of the above-referenced limited liability company was Unite Virginia, LLC.

The effective date of the amendment is November 13, 2017.

If you have any questions, please call (804) 371-9733 or toll-free in Virginia, (866) 722-2551.

Sincerely,

Joel H. Peck

Joel H. Peck
Clerk of the Commission

RECEIPTLC
LCNCD
CISLFD

1711050363

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

AT RICHMOND, NOVEMBER 13, 2017

The State Corporation Commission has found the accompanying articles submitted on behalf of

Q Media, LLC
(formerly known as Unite Virginia, LLC)

to comply with the requirements of law, and confirms payment of all required fees. Therefore, it is ORDERED that this

CERTIFICATE OF AMENDMENT

be issued and admitted to record with the articles of amendment in the Office of the Clerk of the Commission, effective November 13, 2017.

STATE CORPORATION COMMISSION

By Judith Williams Jagdmann

Judith Williams Jagdmann
Commissioner

17-11-01-0220
LLAACPT
CISLFD



1711050363

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

LLC-1014N
(02/15)

ARTICLES OF AMENDMENT
CHANGING THE NAME OF A VIRGINIA LIMITED LIABILITY COMPANY
By the Members

The undersigned, on behalf of the limited liability company set forth below, pursuant to § 13.1-1014 of the Code of Virginia, states as follows:

1. The current name of the limited liability company, as it appears on the records of the State Corporation Commission, is
   Unite Virginia, LLC
   ____________________________________.

2. The name of the limited liability company is changed to
   Q Media, LLC
   ____________________________________.
   (The name must contain the words **limited company** or **limited liability company** or the abbreviation L.C., LC, L.L.C. or LLC)

3. *(See "Approval" Instructions for requisite vote.)* The foregoing amendment was adopted by a vote of the members in accordance with the provisions of the Virginia Limited Liability Company Act on 10/31/2017.
   (date)

Executed in the name of the limited liability company by:

[signature]	10/31/2017
(signature)	(date)
Justin Ayars	Manager
(printed name)	(title (e.g., manager or member))
S5412756	
(limited liability company's SCC ID no. (optional))	(telephone number (optional))

CHECK IF APPLICABLE **(see instructions)**:

☑ The person signing this document on behalf of the limited liability company has been delegated the right and power to manage the company's business and affairs.

(The articles must be executed in the name of the limited liability company by any manager or other person who has been delegated the right and power to manage the business and affairs of the limited liability company, or if no managers or such other person has been selected, by any member of the limited liability company.)

SEE INSTRUCTIONS ON THE REVERSE



COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

1501531159

Office of the Clerk

January 19, 2015

JUSTIN AYARS
1342 FLYNN ROAD
RICHMOND, VA 23225

RECEIPT

RE: Unite Virginia, LLC

ID: S5412756

DCN: 15-01-19-6051

Dear Customer:

This is your receipt for $100.00 to cover the fee(s) for filing articles of organization for a limited liability company with this office.

The effective date of the filing is January 19, 2015.

If you have any questions, please call (804) 371-9733 or toll-free in Virginia, (866) 722-2551.

Sincerely,

Joel H. Peck

Joel H. Peck
Clerk of the Commission

RECEIPTLC
LLNCD
CISECOM

P.O. Box 1197, Richmond, VA 23218-1197
Tyler Building, First Floor, 1300 East Main Street, Richmond, VA 23219-3630
Clerk's Office (804) 371-9733 or (866) 722-2551 (toll-free in Virginia) www.scc.virginia.gov/clk
Telecommunications Device for the Deaf-TDD/Voice: (804) 371-9206

1501531159

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

AT RICHMOND, JANUARY 19, 2015

The State Corporation Commission has found the accompanying articles submitted on behalf of

Unite Virginia, LLC

to comply with the requirements of law, and confirms payment of all required fees. Therefore, it is ORDERED that this

CERTIFICATE OF ORGANIZATION

be issued and admitted to record with the articles of organization in the Office of the Clerk of the Commission, effective January 19, 2015.

STATE CORPORATION COMMISSION

By Judith Williams Jagdmann

Judith Williams Jagdmann
Commissioner

DLLCACPT
CISECOM
15-01-19-6051

ARTICLES OF ORGANIZATION
OF
UNITE VIRGINIA, LLC

The undersigned, pursuant to Chapter 12 of Title 13.1 of the Code of Virginia, states as follows:

1. The name of the limited liability company is Unite Virginia, LLC.

2. The purpose for which the limited liability company is formed is to engage in any lawful business, purpose or activity for which a limited liability company may be formed under the Virginia Limited Liability Company Act.

3. The name of the limited liability company's initial registered agent is Justin Ayars. The initial registered agent is an individual who is a resident of Virginia and a member or manager of the limited liability company.

4. The address of the limited liability company's initial registered office, which is identical to the business office of the initial registered agent, is 1342 Flynn Road, Richmond, VA 23225. The initial registered office is located in Richmond City, Virginia.

5. The address of the limited liability company's principal office where the records of the limited liability company are to be kept is 1342 Flynn Road, Richmond, VA 23225.

ORGANIZER:

/s/   Justin Ayars   Date: January 19, 2015
       Justin Ayars



1711050363

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

Office of the Clerk

November 13, 2017

JUSTIN AYARS
1342 FLYNN ROAD
RICHMOND, VA 23225

RECEIPT

RE: Q Media, LLC

ID: S541275 - 6

DCN: 17-11-01-0220

Dear Customer:

This receipt acknowledges payment of $25.00 to cover the fee for filing articles of amendment for a limited liability company with this office.

Note: Prior to the effective date of this filing, the name of the above-referenced limited liability company was Unite Virginia, LLC.

The effective date of the amendment is November 13, 2017.

If you have any questions, please call (804) 371-9733 or toll-free in Virginia, (866) 722-2551.

Sincerely,

Joel H. Peck

Joel H. Peck
Clerk of the Commission

RECEIPTLC
LCNCD
CISLFD

1711050363

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

AT RICHMOND, NOVEMBER 13, 2017

The State Corporation Commission has found the accompanying articles submitted on behalf of

Q Media, LLC
(formerly known as Unite Virginia, LLC)

to comply with the requirements of law, and confirms payment of all required fees. Therefore, it is ORDERED that this

CERTIFICATE OF AMENDMENT

be issued and admitted to record with the articles of amendment in the Office of the Clerk of the Commission, effective November 13, 2017.

STATE CORPORATION COMMISSION

By Judith Williams Jagdmann

Judith Williams Jagdmann
Commissioner

17-11-01-0220
LLAACPT
CISLFD



1711050363

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

LLC-1014N
(02/15)

ARTICLES OF AMENDMENT
CHANGING THE NAME OF A VIRGINIA LIMITED LIABILITY COMPANY
By the Members

The undersigned, on behalf of the limited liability company set forth below, pursuant to § 13.1-1014 of the Code of Virginia, states as follows:

1. The current name of the limited liability company, as it appears on the records of the State Corporation Commission, is
   Unite Virginia, LLC
   .

2. The name of the limited liability company is changed to
   Q Media, LLC
   .
   (The name must contain the words **limited company** or **limited liability company** or the abbreviation **L.C.**, **LC**, **L.L.C.** or **LLC**)

3. *(See "Approval" Instructions for requisite vote.)* The foregoing amendment was adopted by a vote of the members in accordance with the provisions of the Virginia Limited Liability Company Act on 10/31/2017 .
   (date)

Executed in the name of the limited liability company by:

[signature]	10/31/2017
(signature)	(date)
Justin Ayars	Manager
(printed name)	(title (e.g., manager or member))
S5412756	
(limited liability company's SCC ID no. (optional))	(telephone number (optional))

CHECK IF APPLICABLE **(see instructions)**:

☑ The person signing this document on behalf of the limited liability company has been delegated the right and power to manage the company's business and affairs.

(The articles must be executed in the name of the limited liability company by any manager or other person who has been delegated the right and power to manage the business and affairs of the limited liability company, or if no managers or such other person has been selected, by any member of the limited liability company.)

SEE INSTRUCTIONS ON THE REVERSE

Commonwealth of Virginia
State Corporation Commission
Office of the Clerk
Entity ID: S5412756
Filing Number: 200117249169
Filing Date/Time: 01/17/2020 02:41 PM
Effective Date/Time: 01/17/2020 02:41 PM

Limited Liability Company - Articles of Amendment - Name Change

Entity Information

Entity Name:	Q Media, LLC	Entity Type:	Limited Liability Company
Entity ID:	S5412756	Formation Date:	01/19/2015
Status:	Active		

Name Change

Entity Name: Equality Rewards, LLC

Adoption and Vote

Date of Adoption

Date Articles were adopted: 01/16/2020

By the members in accordance with the VA LLC Act.

Signature Information

Date Signed: 01/17/2020

Executed in the name of the limited liability company by:

Printed Name	Signature	Title
Justin Ayars	Justin Ayars	Manager and Member



1711050363

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

Office of the Clerk

November 13, 2017

JUSTIN AYARS
1342 FLYNN ROAD
RICHMOND, VA 23225

RECEIPT

RE: Q Media, LLC

ID: S541275 - 6

DCN: 17-11-01-0220

Dear Customer:

This receipt acknowledges payment of $25.00 to cover the fee for filing articles of amendment for a limited liability company with this office.

Note: Prior to the effective date of this filing, the name of the above-referenced limited liability company was Unite Virginia, LLC.

The effective date of the amendment is November 13, 2017.

If you have any questions, please call (804) 371-9733 or toll-free in Virginia, (866) 722-2551.

Sincerely,

Joel H. Peck
Clerk of the Commission

RECEIPTLC
LCNCD
CISLFD

1711050363

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

AT RICHMOND, NOVEMBER 13, 2017

The State Corporation Commission has found the accompanying articles submitted on behalf of

Q Media, LLC
(formerly known as Unite Virginia, LLC)

to comply with the requirements of law, and confirms payment of all required fees. Therefore, it is ORDERED that this

CERTIFICATE OF AMENDMENT

be issued and admitted to record with the articles of amendment in the Office of the Clerk of the Commission, effective November 13, 2017.

STATE CORPORATION COMMISSION

By Judith Williams Jagdmann

Judith Williams Jagdmann
Commissioner

17-11-01-0220
LLAACPT
CISLFD



1711050363

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

LLC-1014N
(02/15)

ARTICLES OF AMENDMENT
CHANGING THE NAME OF A VIRGINIA LIMITED LIABILITY COMPANY
By the Members

The undersigned, on behalf of the limited liability company set forth below, pursuant to § 13.1-1014 of the Code of Virginia, states as follows:

1. The current name of the limited liability company, as it appears on the records of the State Corporation Commission, is
   Unite Virginia, LLC
   ______________________________.

2. The name of the limited liability company is changed to
   Q Media, LLC
   ______________________________.
   (The name must contain the words **limited company** or **limited liability company** or the abbreviation L.C., LC, L.L.C. or LLC)

3. *(See "Approval" Instructions for requisite vote.)* The foregoing amendment was adopted by a vote of the members in accordance with the provisions of the Virginia Limited Liability Company Act on 10/31/2017.
   (date)

Executed in the name of the limited liability company by:

(signature)	10/31/2017 (date)
Justin Ayars (printed name)	Manager (title (e.g., manager or member))
S5412756 (limited liability company's SCC ID no. (optional))	(telephone number (optional))

CHECK IF APPLICABLE **(see instructions)**:

☑ The person signing this document on behalf of the limited liability company has been delegated the right and power to manage the company's business and affairs.

(The articles must be executed in the name of the limited liability company by any manager or other person who has been delegated the right and power to manage the business and affairs of the limited liability company, or if no managers or such other person has been selected, by any member of the limited liability company.)

PRIVACY ADVISORY: Information such as social security number, date of birth, maiden name, or financial institution account numbers is NOT required to be included in business entity documents filed with the Office of the Clerk of the Commission. Any information provided on these documents is subject to public viewing.

SEE INSTRUCTIONS ON THE REVERSE

Commonwealth of Virginia
State Corporation Commission
Office of the Clerk
Entity ID: S5412756
Filing Number: 200117249169
Filing Date/Time: 01/17/2020 02:41 PM
Effective Date/Time: 01/17/2020 02:41 PM

Limited Liability Company - Articles of Amendment - Name Change

Entity Information

Entity Name:	Q Media, LLC	Entity Type:	Limited Liability Company
Entity ID:	S5412756	Formation Date:	01/19/2015
Status:	Active		

Name Change

Entity Name:	Equality Rewards, LLC

Adoption and Vote

Date of Adoption

Date Articles were adopted: 01/16/2020

By the members in accordance with the VA LLC Act.

Signature Information

Date Signed: 01/17/2020

Executed in the name of the limited liability company by:

Printed Name	Signature	Title
Justin Ayars	Justin Ayars	Manager and Member



Commonwealth of Virginia
State Corporation Commission
Office of the Clerk
Entity ID: S5412756
Filing Number: 2012142682675
Filing Date/Time: 12/14/2020 11:28 AM
Effective Date/Time: 12/14/2020 11:28 AM

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

LLC-1014N
(02/15)

ARTICLES OF AMENDMENT
CHANGING THE NAME OF A VIRGINIA LIMITED LIABILITY COMPANY
By the Members

The undersigned, on behalf of the limited liability company set forth below, pursuant to § 13.1-1014 of the Code of Virginia, states as follows:

1. The current name of the limited liability company, as it appears on the records of the State Corporation Commission, is

   Equality Rewards, LLC

2. The name of the limited liability company is changed to

   EqualityMD, LLC

   (The name must contain the words **limited company** or **limited liability company** or the abbreviation **L.C.**, **LC**, **L.L.C.** or **LLC**)

3. *(See "Approval" Instructions for requisite vote.)* The foregoing amendment was adopted by a vote of the members in accordance with the provisions of the Virginia Limited Liability Company Act on 10/01/2020.
   (date)

Executed in the name of the limited liability company by:

Justin Ayars (signature)	10/01/2020 (date)
Justin Ayars (printed name)	Manager and Member (title (e.g., manager or member))
(limited liability company's SCC ID no. (optional))	(telephone number (optional))

CHECK IF APPLICABLE **(see instructions)**:

☑ The person signing this document on behalf of the limited liability company has been delegated the right and power to manage the company's business and affairs.

(The articles must be executed in the name of the limited liability company by any manager or other person who has been delegated the right and power to manage the business and affairs of the limited liability company, or if no managers or such other person has been selected, by any member of the limited liability company.)

PRIVACY ADVISORY: Information such as social security number, date of birth, maiden name, or financial institution account numbers is NOT required to be included in business entity documents filed with the Office of the Clerk of the Commission. Any information provided on these documents is subject to public viewing.

SEE INSTRUCTIONS ON THE REVERSE